Exhibit 99.2

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrian de los Santos
IR@axtel.com.mx

AXTEL CONSOLIDATES PRESENCE IN THE STATE OF TAMAULIPAS;
COMMENCES OPERATIONS IN NUEVO LAREDO

•	Nuevo Laredo is the fifth city in the state of Tamaulipas where AXTEL provides services;

San Pedro Garza Garcia, Mexico, June 12, 2008 – Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”), a fixed-line integrated telecommunications company in Mexico, announced today the commencement of operations in Nuevo Laredo, Tamaulipas, AXTEL’s second new city in 2008.

The second-largest fixed-telecommunications services company in Mexico now provides telephony, Internet, data and advanced telecommunications solutions in 29 cities throughout the country. Within the state of Tamaulipas, AXTEL already provides services in Ciudad Victoria, Matamoros, Reynosa and Tampico (including neighboring Ciudad Madero and Altamira).

During the inaugural ceremony, Mr. Ramon Garza Barrios, Mayor of Nuevo Laredo, made the initial AXTEL call. After the call, Andres Velazquez Romero, AXTEL’s Mass and Business Markets Executive Director announced that AXTEL will invest approximately US$20 million in Nuevo Laredo over the next 5 years.

AXTEL’s initial network deployment covers 95% of Nuevo Laredo’s population, offering integrated telecommunications services to residential and business customers, as well as financial institutions and government entities. In Nuevo Laredo, the Company will furnish carrier-class telecommunications services using a comprehensive portfolio of technological solutions including WiMAX, a new IP-based voice and data wireless technology designed to deliver voice and data solutions, under fixed, portable, nomadic and mobile environments.

“AXTEL’s 2008 geographic expansion plan, which includes in the addition of Nuevo Laredo, demonstrates AXTEL’s solid financial and operating conditions. The Company’s commitment towards high-quality and customer-oriented services positions AXTEL as the best alternative for voice and data telecommunications services in Mexico”, stated Antonio de Nigris Sada, AXTEL’s Northern Region Director.

AXTEL, a listed company in Mexico’s Stock Exchange since December 2005, reported 965 thousand lines in service and 111 thousand Internet subscribers as of the end of the first quarter 2008.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 29 cities and long distance telephone services to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others.

AXTELCPO trades on the Mexican Stock Exchange and is part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading in The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.

Visit AXTEL’s Investor Relations Center at www.axtel.com.mx

Forward-Looking Statements
This document contains certain forward-looking statements regarding the future events or the future financial performance of AXTEL that are made pursuant to the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. These statements reflect management's current views with respect to future events or financial performance and are based on management's current assumptions and information currently available and they're not guarantees of the Company's future performance.  The timing of certain events and actual results could differ materially from those projected or contemplated by the forward-looking statements due to a number of factors including, but not limited to those inherent to operating in a highly regulated industry, strong competition, commercial and financial execution, economic conditions, among others.